[redacted]

SECURIT 08033117 N

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 26 2008

Washington, DC 110

SEC FILE NUMBER
8- 65595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 (MM/DD/YY) AND ENDING September 30,2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Richards St. Suite 1009
(No. and Street)

Honolulu	Hawaii	96813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Min Won Yang 808-538-0590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yun Deok Song
(Name – *if individual, state last, first, middle name*)

1600 Kapiolani Blvd.Suite 1036	Honolulu,	Hawaii	96814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 10 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Min Won Yang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun's Brothers Securities, Inc, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEI WHITE NOTARY 96-79 PUBLIC STATE OF HAWAII

Signature

President

Title

Lei White Notary Public, State of Hawaii
My Commission Expires 4/3/2012

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: 11/24/08 # Pages: 19
Name: Lei White First Circuit
Doc. Description: Annual Audited Report
Lei White 11/24/08
Signature Date
NOTARY CERTIFICATION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: September 30, 2008

Sun's Brothers Securities, Inc.
(Name of Respondent)

700 Richards St. Suite 1009, Honolulu, Hawaii 96813
(Address of principal executive office)

Min Won Yang
President
Sun's Brothers Securities, Inc
700 Richards St. Suite 1009
Honolulu, Hawaii 96813

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SUN'S BROTHERS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEAR ENDED SEPEMBER 30, 2008

Contents

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

We have audited the accompanying Statement of Financial Condition of Sun's Brothers Securities, Inc. as of September 30, 2008 and the related Statement of Operations, Changes in Stockholder's Equity, Changes in Liabilities Subordinated to Claims of Creditors, and Cash flows for the twelve months ended September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the twelve months ended September 30, 2008, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 23, 2008

Yun Deok Song,
Certified Public Accountant
John Choi CPA, Inc

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2008

Asset

Current Assets		
Cash in bank	$ 1,541	
Total Current Assets		1,541
Other Current Assets		
Commissions receivable	30,243	
Total Other Current Assets		30,243
Property and equipment: Net of accumulated depreciation of $ 5,003		3,896
Other Asset		
Cash on deposit with Broker-Dealer	56,183	
Taxes receivable	1,750	
Prepaid expense-insurance	1,150	
Total Other Assets		59,083
Total Assets	$	94,763

Liabilities and Stockholders' Equity

Current Liabilities		
Accrued taxes payable	9,681	
Net wages payable	4,141	
Pension plan payable	8,000	
Income taxes payable	4,397	
Penalties payable	196	
Total Current Liabilities		26,414
Total Liabilities		26,414
Stockholders' Equity		
Common stock, $1.00 par value;		
1,000 Shares outstanding	1,000	
Additional paid-in capital	25,816	
Retained earnings (loss)	41,533	
Total Stockholders Equity		68,349
Total Liabilities and Stockholder's Equity	$	94,763

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF OPERATIONS
For The Twelve Months Ended September 30, 2008

Revenue		
Commissions		$ 364,561
Interest		2,000
Total Revenue		366,561
Expenses		
Salaries	52,125	
Commissions	73,408	
Tax & Licenses	19,045	
Other operating expenses	70,610	
Total Expenses		215,188
Net Income (Loss) before provisions for Income Tax		151,373
Income Taxes		4,397
Net Income (Loss)		$ 146,976

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Twelve Months Ended September 30, 2008

		Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at 09/30/07	$	1,000	182,999	(105,443)	78,556
Additional Paid in Capital for period			(157,183)	146,976	(10,207)
Net Income for period					
Balance at 09/30/08	$	1,000	25,816	41,533	68,349

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For The Twelve Months Ended September 30, 2008

Activity during period	$	-
Balance, September 30, 2007	$	-

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Twelve Months Ended September 30, 2008

Cash flows from operating activities		
Net Income (Loss)	$	146,976
Adjustments to reconcile net income to net cash provided by operating activities		
Commissions receivable	(2,390)	
Pension plan payable	8,000	
Penalties payable	196	
Loan payable-customer deposit	(3,000)	
Net wages payable	4,141	
Income taxes payable	4,397	
Accrued taxes payable	7,642	
Net cash provided (used) by operating activities		18,986
Cash flows (used) in investing activities		
Fixed Assets: Equipment	(3,683)	
Accumulated depreciation	857	
Taxes receivable-State GE Tax	(1,750)	
Prepaid expense-insurance	(1,150)	
Deposit with Broker-Dealer	(8,175)	
Net cash provided (used) by investing activities		(13,900)
Cash flows (used) in financing activities		
Additional Paid in capital	(157,183)	
Net cash provided (used) by financing activities		(157,183)
Net increase (decrease) in cash		(5,122)
Cash, October 1, 2007		6,663
Cash, September 30, 2008	$	1,541

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2008

Note A - Summary of Significant Accounting Policies

This summary of significant accounting policies of Sun's Brothers Securities, Inc. (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business

The Company was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are to buy and sale of mutual funds and securities, consulting, and related financial advisory services in the State of Hawaii. Sun's Brothers Securities, Inc. is required to maintain a minimum "net capital" of $ 5,000 at all times.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less that are not registered to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the assets, five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS).

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company incurred a net profit during the period, which was offset by net operating loss carried forward. The remaining net operating loss may be carried forward to offset future taxable earnings and thus reduce corporation taxes in future years.

Note B - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15C3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, the Company has net capital of $ 64,453 which is $59,453 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital is .4098 to 1.

SUN'S BROTHERS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2008

Note C - Fully Disclosed Clearing Agreement

Sun's Brothers Securities, Inc. has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers.

Note D - Related Party Transactions

The Company has an expense agreement with Min Won Yang, sole stockholder in which the sole stockholder agrees to assume payment responsibilities for paying certain ongoing business expenses of Sun's Brothers Securities, Inc. including space rent, utilities, and insurance required for office space and related miscellaneous ongoing expense for the operation of the business.

SUN'S BROTHERS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
September 30, 2008

Computation of Net Capital	
Total ownership equity (from statement of financial condition)	$ 68,349
Add:	
Allowable credits	-
Total capital and allowable credits	68,349
Deduct:	
Non-allowable assets	(3,896)
Total capital	64,453
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	64,453
Haircuts on securities: Common stock	-
Net Capital	64,453
Computation of Basic Net Capital Requirements	
Minimum net capital required: (6-2/3%) of aggregate indebtedness	$ 1,770
Minimum dollar net capital requirement of broker-dealer	5,000
Net capital requirement (greater of above amounts)	5,000
Excess net capital	59,453
Computation of Aggregate Indebtedness	
Current liabilities	$ 26,414
Total aggregate indebtedness	26,414
Percentage of aggregate indebtedness to net capital	40.98%

SUN'S BROTHERS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
September 30, 2008

Net capital per respondent's most recent X-17A-5	64,665
Adjustment for:	
Increase (decrease) in asset	2,900
Decrease (increase) in current liabilites	(3,112)
Net capital per audited financial statements	$ 64,453

SUN'S BROTHERS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
September 30, 2008

Credit balance in customer's security accountants	$ -
Debit balance	-
Reserve Computation	
Excess of total debts over total credits	None
Required deposit	None

SUN'S BROTHERS SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION
ON CONTROL REQUIREMENTS UNDER Rule 15c-3-3
REQUIREMENTS PURSUANT TO RULE 15c3-3
September 30, 2008

Sun's Brothers Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities and does not carry accounts of, or for, customers.

Supplemental Report to Annual Audit Report dated September 30, 2008

Accountant's Report on Material Inadequacies

Broker/Dealer
Sun's Brothers Securities, Inc.
700 Richards St. Suite 1009
Honolulu, HI 96813
(808) 538-0590
CRD # 123531
SEC File #8-65595

Accounting Firm
John Choi CPA, Inc
1600 Kapiolani Blvd. Suite 1036
Honolulu, HI 96814
(808) 955-5071

Audit date: October 1, 2007 to September 30, 2008

In our audit of Sun's Brothers Securities, Inc's financial statements, we have not found any material inadequacies during the period beginning October 1, 2007 and ending September 30, 2008

Yun Deok Song,
Certified Public Accountant
John Choi CPA, Inc

END